Mail Stop 03-08
								June 2, 2005

Mr. Christopher P. Westad
Chief Financial Officer
Able Energy, Inc.
198 Greenpond Road
Rockaway, NJ 07866

	RE:	Able Energy, Inc.
		Form 10-K for the Fiscal Year Ended June 30, 2004
		Filed September 28, 2004
      Form 10-Q for the Quarterly Period Ended March 31, 2005
      Filed May 16, 2005
		File No. 1-15035

Dear Mr. Westad:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended June 30, 2004

General

1. Unless otherwise indicated, where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

2. Please include "Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure" in your Form 10-
K.  Refer to the Form    10-K Official Text and Item 304(b) of
Regulation S-K. Tell us if there were any such changes or disagreements during this past fiscal year.

3. Please include "Item 9B. Other Information" as required by SEC
Release No.    33-8400 which was effective on August 23, 2004.
Also
refer to the Form 10-K Official Text.

4. Please include all the information required by Item 9(e) of
Schedule 14A in "Item 14. Principal Accountant Fees and Services" which was added by Release No. 33-8183. The new disclosure requirements were effective for annual reports for the first fiscal year ending after December 15, 2003. If you choose to incorporate this information by reference to your definitive proxy statement, please follow the procedures in paragraph G of the General Instructions to the Form-K Official Text.

Cover Page

5. Please revise to state the aggregate market value of voting and non-voting common equity held by non-affiliates as of the last business day of your most recently completed second fiscal quarter.

Selected Financial Data, page 14

6. Please properly label this Item 6 as "Selected Financial Data."

7. In accordance with Item 301 of Regulation S-K, present the required selected financial data for the last five fiscal years.

8. Since you have reported discontinued operations in your statements of income (loss), please clearly indicate that your net income
(loss)
and net income (loss) per share if from continuing operations. Additionally, please clearly indicate whether your net income
(loss)
per share is presented on a basic or diluted basis. Refer to Item 301 of Regulation S-K.
Management`s Discussion and Analysis of Financial Condition and Results of Operation, page 15

General

9. As required by Item 303 of Regulation S-K, please revise to include tabular disclosure of contractual obligations. In addition to the specific items required by Item 303 of Regulation S-K, please include either in the table or in a footnote to the table, estimated interest payments of your debt, commitments and any additional information that is material to understanding your cash requirements.
We believe this information provides increased transparency of your cash flows. Additionally, to the extent you have any off-balance sheet arrangements, please disclose them in a separately captioned section within Managements` Discussion and Analysis (MD&A).

10. Please revise to include a discussion of your critical accounting estimates. Ensure that your discussion focuses on the level of subjectivity and judgment involved in the application of your accounting policies and the likelihood that materially different amounts would be reported under different conditions or if using different assumptions. Additionally, disclose whether you have discussed your critical accounting estimates with your audit committee.

11. With a view towards enhancing your disclosure, please review
SEC
Release No. 33-8350 and revise your MD&A to provide a more thoughtful, qualitative discussion regarding the quality of, and potential variability of your earnings and cash flows so that readers can ascertain the likelihood that past performance is indicative of future performance. Following are some specific revisions you should consider:

* Consider starting your MD&A with an executive-level overview section that provides context for the remainder of the discussion.
* Identify and discuss key performance indicators that are used to manage the business and would be material to investors.
* Expand your discussion of the changes in financial statement line items to indicate whether the changes represent trends expected to continue into the future.







Results of Operations, page 15

Year ended June 30, 2004; Compared to the Year ended June 30,
2003,
page 15

12. To the extent material to understanding your results of operations, please expand your disclosure to include discussions of significant statement of income line items such as depreciation and amortization expense, the components of your other income
(expense),
provision for income taxes and gains and losses from your discontinued operations. Refer to the instructions to Item 303(A) of
Regulation S-K.

13. When discussing selling, general and administrative expenses (SG&A) please consider indicating the total year-to-year dollar and percentage increase in addition to presenting SG&A as a percentage of sales. Furthermore, please quantify the extent to which each factor listed contributed to the overall change.

Liquidity and Capital Resources, page 18

14. Please expand your discussion to include any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in a material increase or decrease in liquidity. Additionally describe your internal and external sources of liquidity as well as any material unused sources of liquid assets. Furthermore, with respect to capital resources, please disclose any material commitments for capital expenditures as of the end of the latest fiscal period and indicate the general purpose and anticipated source to fulfill the commitments. Refer to
Item 303 of Regulation S-K.

Financial Statements

General

15. Please provide Schedule II - Valuation and Qualifying Accounts for the activity in your allowance for doubtful accounts.
Alternatively, you may provide such disclosure in the notes to the financial statements or in MD&A. See Rules 5-04 and 12-09 of Regulation S-X.

16. Please present selected quarterly financial data as required by
Item 302(a) of Regulation S-K.

Consolidated Balance Sheet, page F-3

17. Either revise your balance sheet to reclassify your due from officer line item as a contra-equity account or tell us why you believe it is properly reflected as an asset. Generally, loans made to management or principle owners are reflected as a contra-equity account unless repaid by such persons before the financial statements are issued and filed.

Consolidated Statement of Income, page F-5

18. We note in your business section that you consider service and installation services to be an integral part of your business. To the extent that these services and/or franchise revenues account for more than 10% of net sales, please break them out separately on the face of your statements of income. Similarly, present the related costs of sales in a similar manner. Refer to Rule 5-03 of Regulation
S-X.

19. Please correct the 2003 weighted average number of common shares outstanding and the weighted average number of common shares outstanding assuming dilution. It appears that you have reversed the numbers of these line items.

Consolidated Statement of Cash Flows, page F-7

20. Please reclassify your insurance proceeds as cash flows from investing activities or tell us why you believe your current classification is appropriate. Refer to footnote 5 to paragraph 16 of
SFAS 95 as amended by SFAS 145.

Notes to Consolidated Financial Statements

Note 1.  Summary of Significant Accounting Policies

General

21. Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please disclose specifically whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network in cost of sales. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of sales and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general and administrative expenses. To the extent the excluded costs are material to your operating results, quantify these amounts in MD&A.
If you determine that these amounts are immaterial for disclosure, please provide us with your qualitative and quantitative assessment of materiality for all periods presented.

Property and Equipment, page F-10

22. Please revise to disclose specific and more meaningful ranges of estimated useful lives for each category of property and equipment.

E-Commerce Operating System Development Costs, page F-10

23. It appears that your website development costs were capitalized by your subsidiary, PriceEnergy.com, Inc. Please tell us why you believe these capitalized costs are not impaired given the losses incurred by this subsidiary, as disclosed on page F-9. Provide us with the details of the impairment analysis you have performed or tell us why an impairment test was not deemed necessary. Refer to SFAS 144 and paragraphs 34 and 35 of SOP 98-1.

Intangible Assets, page F-10

24. Please tell us the factors, both positive and negative, which you examined in determining that your customer list is an intangible asset with an indefinite useful life and shall no longer be amortized. Unless you can demonstrate that your customer list can generate cash flows indefinitely, we would expect them to be amortized over a useful life determined under paragraph 11 of SFAS
142.  We may have further comment.

Fair Value of Financial Instruments, page F-12

25. Please disclose the fair value of your long-term debt. Refer to
SFAS 107.

Note 4.  Notes Payable Bank, page F-16

26. Please definitively state whether you are or are not in compliance with each covenant enumerated in your loan facility with
UPS Capital Business Credit.

Note 7.  Income Taxes, page F-22

27. Please include a reconciliation of your income tax expense from the amount that would result from applying the domestic federal statutory tax rate. Refer to paragraph 47 of SFAS 109.

Note 10.  Commitments and Contingencies, page F-25

28. Please explain your basis for deferring incurred costs of $102,956 when you have not received approval for reimbursement.

29. To the extent it is reasonably possible you will incur losses related to the Hicks vs. Able Energy, Inc. lawsuit, the Merriam Gateway vs. Able Energy, Inc. lawsuit, the Courtright v. Able Energy,
Inc lawsuit, the Scholz v. Able Energy Inc. lawsuit or any other claim that your insurance carrier may not cover, please provide the applicable disclosures in accordance with SFAS 5, including the amount or range of reasonably possible losses. Alternatively, if no losses are believed to be reasonably possible, please state this in your disclosure. See also the guidance provided in SAB Topic 5:Y and
SOP 96-1.

Note 15.  Stock Option Plans, page F-30

30. Please revise your disclosure to include all applicable disclosures under SFAS 123, as amended by SFAS 148. Your current disclosure and rollfoward of stock option plans is not sufficient in this regard. You should also disclose whether you use the intrinsic value method or the fair value method of accounting for stock options. Additionally, please ensure the mathematical accuracy of your rollfoward of stock options and that the rollforward reflects all activity between each fiscal year-end period presented.

Note 20.  Business Segment Information, page F-32

31. Disclosures within your "Business" section indicate that you sell several types of products and provide services. Please revise your filing to provide revenue disclosures by product group and services.
Your disclosures suggest that revenue should be disclosed for the following product groups and services:

- Home heating oil
- Gasoline, diesel fuel, kerosene, propane and lubricants
- Equipment sales and services
- Installation repairs and services

If you believe that other product and/or service categories are more appropriate, please advise. Refer to paragraph 37 of SFAS 131.

Note 22.  Sale of Subsidiary, page F-32

32. Your disclosure indicates that $394,500 is classified as "other income" in your statement of income. However, we note that your statement of income shows a zero balance for "other income" for all periods presented. Please reconcile this difference for us.

Exhibits, List and Reports on Form 8-K

33. Please re-number Item 14 as Item 15.  Refer to SEC Release No.
33-8238.

Exhibit 21.1

34. Please update Exhibit 21.1 or otherwise explain to us why this listing does not include subsidiaries such as PriceEnergy and why it includes Able Propane L.L.C. which was sold during the year.

Form 10-Q for the Period Ended March 31, 2005

Cover Page

35. You have indicated on your cover page that you are an accelerated filer. Please either confirm this and provide us with your market value calculation as defined in Rule 12b-2 of the Securities
Exhange
Act of 1934 or correct your cover page going forward.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 22

Results of Operations, page 22

Three and Nine Months Ended March 31, 2005, Compared to the Three and
Nine Months Ended March 31, 2004, page 22

36. Please expand your disclosure to include a discussion of changes in period-to-period revenues, gross profit margin and selling, general and administrative expenses for three months ended March
31,
2005 compared to the three months ended March 31, 2004.


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

		You may contact Yong Kim at (202) 551-3323 if you have any questions regarding these comments. Please contact me at (202)
551-
3716 with any other questions.


							Sincerely,



							William Choi
							Branch Chief

??

??

??

??






Mr. Christopher P. Westad
Able Energy, Inc.
June 2, 2005
Page 2